ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

April 29, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 050, LLC Offering Statement on Form 1-A Filed on March 26, 2021 File No. 024-11492

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 050, LLC (the “Company”) Amendment No. 1 to the above-referenced offering statement on Form 1-A originally filed on March 26, 2021. Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A. In addition, we have included the following narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated April 23, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed on March 26, 2021

General

1.	Comment: Please confirm that you will revise this offering statement to comply with the staff comments issued to Masterworks 049.

Response: The Company has made corresponding revisions throughout this offering statement to comply with the Staff’s comments issued to Masterworks 049.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/U.S. Securities and Exchange Commission

Aamira Chaudhry/U.S. Securities and Exchange Commission

Joel Parker/U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 050, LLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832